FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-86440

PROSPECTUS

HYPERCOM CORPORATION

Common Stock

7,870,000 Shares

         We are registering 7,870,000 shares of our common stock for resale by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders” beginning on page 13 or their transferees.

         The selling stockholders or their transferees may from time to time sell some or all of the shares covered by this prospectus or interests therein through ordinary brokerage transactions, through public and privately negotiated transactions, directly to market makers of our common stock, or through any other means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 15 at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

         We will not receive any of the proceeds from the sale of the shares. We are paying the costs of registering the shares for resale by the selling stockholders.

         Our common stock is listed on the New York Stock Exchange under the symbol “HYC.” The closing sale price of our common stock, as reported on the New York Stock Exchange on May 1, 2002, was $6.28 per share.

         Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors included in the section entitled “Risk Factors” beginning on page 3. You should be prepared to accept any and all of the risks associated with purchasing the shares, including a loss of your entire investment.

         Neither the Securities and Exchange Commission nor any state securities commission has approved the sale of the common stock or determined that the information in this prospectus is accurate or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is May 2, 2002.

         You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

         The common stock is not being offered in any jurisdiction where the offer is not permitted.

         You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of this prospectus or such prospectus supplement.

THE COMPANY

         We are a leading global provider of electronic payment solutions that add value at the point-of-sale (POS) for consumers, merchants and acquirers, such as banks and processing companies. Our products include secure card payment terminals and web appliances, networking equipment and software applications for e-commerce, mobile commerce, smart cards and traditional credit, charge and debit card payment applications. In addition, we also provide micro-ticket leasing of terminals through our Golden Eagle subsidiary. Card Technology Magazine ranked us as the industry leader of POS terminals, based on unit shipments, in 2000.

         Our principal executive offices are located at 2851 West Kathleen Road, Phoenix, Arizona, 85053 and our telephone number is (602) 504-5000. Our website is located at www.hypercom.com. The information on our website is neither incorporated by reference into, nor a part of, this prospectus.

RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of our common stock.

Risks Related to Our Business

We have incurred significant losses and negative cash flows and may not be able to improve our financial performance.

         We incurred losses of $19.9 million for the year ended December 31, 2001 and $31.0 million for the year ended December 31, 2000. We had negative cash flows for the year ended December 31, 2000. Although we have undertaken aggressive efforts to cut costs and increase our cash flows, it is possible that the steps we have taken will not be successful or of sufficient impact for us to achieve profitability or maintain positive cash flows.

The loss of one or more of our key customers could significantly reduce our revenues and profits.

         We have derived, and believe that we may continue to derive, a significant portion of our revenues from a limited number of large customers. For the fiscal year ended December 31, 2001, our two largest customers accounted for 12.7% of our net revenue and our five largest customers accounted for 22.0% of our net revenue. As of December 31, 2001, three customers represented 76.2%, or $86.4 million, of our total backlog of $113.4 million. Our customers may buy less of our products or services depending on their own technological developments and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect our financial condition.

         Managing the proper inventory levels for components and finished products is challenging. In formulating our product offerings, we have focused our efforts on providing to our customers products with higher levels of functionality, which requires us to develop and incorporate cutting edge and evolving technologies in our products and product components. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

•	the need to maintain significant inventory of components that are in limited supply;

•	buying components in bulk for the best pricing;

•	responding to the unpredictable demand for products; and

•	responding to customer requests for quick delivery schedules.

         As a result of these factors, we regularly run the risk of maintaining excess inventory levels. If we accumulate excess or obsolete inventory, price reductions and inventory write-downs may result, which could adversely affect our business and financial condition.

We expect our results of operations to vary from quarter to quarter and, as a result, we may not meet the expectations of our investors and equity analysts, which could cause the price of our common stock to fluctuate or decline.

         Our revenues and results of operations have fluctuated significantly in the past and are likely to fluctuate significantly in the future. For example, since January 1, 2000, our net revenues have ranged from a low of $71.0 million for the quarter ended September 30, 2001 to a high of $89.8 million for the quarter ended June 30, 2000. Gross profit and gross profit as a percentage of net revenues have ranged from a low of $17.9 million and 23.7%, respectively, for the quarter ended September 30, 2000 to a high of $37.3 million and 41.6%, respectively, for the quarter ended June 30, 2000. Accordingly, we believe that period-to-period comparisons of our results of operations may be misleading. You should not rely upon the results of one quarter as an indication of future performance. Our revenue and operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations could cause the market price of our common stock to decline.

         Our quarterly revenue and operating results may vary depending on a number of factors, including:

•	the type, timing and size of orders and shipments for major customers;

•	demand for and acceptance of our new product offerings, and returns or warranty costs from new product failures that exceed our established reserves;

•	delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenue;

•	write-offs of receivables in excess of reserves;

•	variations in product mix and cost during any period;

•	development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

•	manufacturing or production difficulties;

•	deferral of customer contracts in anticipation of product or service enhancements;

•	availability of financing; and

•	industry and economic conditions, including competitive pressures and inventory obsolescence.

Our sales cycles are relatively long and unpredictable, and may be subject to seasonality, which makes it difficult to forecast our revenue and could result in volatility in the price of our common stock.

         Our sales and implementation cycles vary substantially from customer to customer, which makes it difficult to forecast our revenue and could result in volatility in the price of our common stock. Prospective customers frequently view the purchase of our products and services as part of a long-term, enterprise-wide strategic decision. As a result, potential customers may take an extended period of time to assess alternative solutions or defer their purchasing decisions in anticipation of product or service enhancements. Moreover, the POS systems industry is generally dependent on system roll-outs with fixed time horizons. Our operating results may vary significantly if we fail to obtain major projects, if major projects are cancelled or delayed or if we fail to replace projects that have been completed or are nearing completion. We have also experienced, and expect to continue to experience, quarters or periods where individual product or service orders are significantly larger than our typical product or service orders.

         In addition, we may experience seasonality in the sales of our products and services. For example, net revenue and results of operations tend to be stronger from July to December due increased POS purchases during the holiday season and patterns in the capital budgeting and purchasing cycles of our current and prospective customers. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results and volatility in the price of our common stock.

Our results of operations could be harmed if our operating expenses do not correspond with the timing of our revenue.

         Most of our operating expenses, such as employee compensation and rental expense for properties, are either relatively fixed in the short-term or incurred in advance of sales. Moreover, our spending levels are based in part on our expectations regarding future revenue. As a result, if revenue for a particular quarter is below expectations, we may not be able to proportionately reduce operating expenses for that quarter. A shortfall in revenue, therefore, could have a disproportionate effect on our expected operating results for that quarter.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C., on September 11, 2001, and other acts of violence or war may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

         On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks may lead to armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere. The terrorist attacks caused instability in the global financial markets, and contributed to downward pressure on securities prices of United States publicly traded companies, such as us. Future terrorist attacks or armed conflict could result in greater economic instability and further depress securities prices, including the price of our common stock.

         The September 11 attacks disrupted the global insurance and reinsurance industries, and we may experience delays in renewing some insurance policies and may not be able to obtain insurance at historical levels for all of our facilities. Future terrorist attacks and armed conflicts could affect our domestic and international sales, disrupt our supply chain and impair our ability to produce and deliver our products. Such attacks and conflicts could directly impact our physical facilities or those of our suppliers or customers, both in the United States and elsewhere. Our primary facilities include administrative, sales and R&D facilities in the United States, and manufacturing facilities in China and Brazil. In addition, additional acts of terrorism may make transportation of our supplies and products more difficult or cost prohibitive. Any impairment of our financial performance as a result of terrorist attacks or armed hostilities would increase the risk of non-compliance with the financial covenants under our senior secured credit facility and other lending arrangements, resulting in events of default and the possible acceleration of our indebtedness.

We are dependent on current management and key personnel. The loss of certain of these individuals could cause material harm to the operation and future prospects of our business.

         George Wallner, our Chairman and Chief Strategist, Christopher Alexander, our President and Chief Executive Officer, Jonathon Killmer, our Executive Vice President, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer, and Jairo Gonzalez, President of Hypercom Transactions Systems Group, are instrumental in the development, growth and operations of Hypercom. The loss of any of these key executives could have a material adverse effect on the operation and future prospects of our business.

         We also believe our future success will depend largely upon our ability to attract and retain highly-skilled hardware engineers, managerial, and sales and marketing personnel. We compete against numerous companies, including larger, more established companies, for our personnel. We do not know if we will be successful in attracting or retaining skilled personnel. Further, the loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our financial performance.

A disruption in the manufacturing capabilities of our third-party manufacturers or suppliers would negatively impact our ability to meet customer demands.

         We rely on third-party manufacturers to manufacture and assemble our products. We also depend upon third-party suppliers to deliver components that are free from defects, competitive in functionality and cost and in compliance with our specifications and delivery schedules. Since we generally do not maintain large inventories of our products or components, any termination of, or significant disruption in, our relationship with our third-party manufacturers or suppliers may prevent us from filling customer orders in a timely manner.

         We have occasionally experienced, and may in the future experience, delays in delivery of products and delivery of products of inferior quality from some of our third-party manufacturers. Although alternate manufacturers and suppliers are available to produce our products and product components, the number of manufacturers or suppliers of some of our products and components is limited, and qualifying a replacement manufacturer or supplier could take several months. In addition, our use of third-party manufacturers reduces our direct control over product quality, manufacturing timing, yields and costs. Disruption of the manufacture or supply of our products and components or a third-party manufacturer’s or supplier’s failure to remain competitive in functionality or price could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis, which would have a material adverse effect on our business.

We face potential financial losses from our Golden Eagle subsidiary, which could result in a substantial write-off of our investment in that enterprise.

         In January 2000, our wholly-owned subsidiary, Hypercom Financial, Inc., purchased substantially all of the assets and business and assumed certain liabilities of Golden Eagle LLC (now Golden Eagle Leasing, Inc., herein referred to as “Golden Eagle”). Golden Eagle is a “micro ticket” leasing organization, which advances funds under debt financing leases for point-of-sale terminals with a retail price of under $5,000. This operation required significantly more cash than anticipated, did not perform as expected, and hampered both our liquidity and profitability during 2000. In the second quarter of 2001, we effected a securitization transaction to alleviate some of the liquidity pressures relating to this business. Golden Eagle’s micro ticket leasing business is characterized by high incidences of delinquencies, which in turn can lead to significant levels of loan losses. Based on historical default rates and our credit assessments, we believe collectibility of the minimum lease payments is reasonably predictable. However, continued losses that exceed historical trends could result in the substantial impairment of Golden Eagle’s goodwill, which amounted to $20.4 million, net as of December 31, 2001.

Our ePicNetz application services provider may not prove successful.

         We established ePicNetz in 2000 as our application service provider unit to support our ePic corporate initiatives. We have expended substantial sums in establishing ePicNetz and in developing the software that drives our comprehensive internet-based retail countertop commerce and information systems, called ePOS-infocommerce or ePic. Although adoptions by merchants appears promising, we cannot guarantee that ePicNetz will generate substantial revenues or achieve profitability. If ePicNetz is not successful, it could have a material adverse effect on our financial performance and result in our decision to cancel the ePicNetz program.

We have in the past and may in the future make acquisitions and strategic investments, which will involve numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

         We may acquire or make substantial investments in related businesses, technologies or products in the future. These acquisitions or investments involve various risks, such as:

•	the difficulty of assimilating the technologies, operations and personnel of the acquired business, technology or product;

•	the potential disruption of our ongoing business, including the diversion of management attention;

•	the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;

•	the loss of key employees of an acquired business; and

•	the possibility of our entering markets in which we have limited prior experience.

         Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuance of our equity securities, our incurring of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition. Our prior acquisitions have consumed and will continue to consume substantial management attention and company resources, and will continue to require substantial efforts and involve ongoing risks in the integration of these operations. In this regard, to date, we have not achieved expected results from certain acquisitions, particularly Golden Eagle. We will be dependent on the retention and performance of these businesses’ existing management and employees for the day-to-day management and future operating results of these businesses.

Our products may contain defects which may be difficult or even impossible to correct. Product defects could result in sales delays, delays in our collection of receivables and claims against us.

         We offer technically complex products which, when first introduced or released in new versions, may contain software or hardware defects that are difficult to detect and correct. The existence of defects and delays in correcting them could result in negative consequences, including the following:

•	delays in shipping products;

•	loss of market acceptance for our products;

•	additional warranty expenses;

•	diversion of resources from product development; and

•	loss of credibility with distributors and customers.

         Even though we and our customers test all of these products, it is likely that defects will continue to be identified after products are shipped. In recent periods, we have experienced various issues in connection with product launches, including the need to rework these products and stabilize product designs. Correcting defects can be a time-consuming or impossible task. Software errors may take several months to correct, and hardware errors may take even longer. These issues have resulted in sales delays and delays in the collection of receivables, which has exacerbated our cash position and could adversely affect our business in the future.

If we cannot manage the additional challenges presented by our international operations, our revenues and profitability may suffer.

         We derived approximately 52.4% of our total net revenues from sales outside the United States, principally in Latin America (including Mexico) and Europe, for the year ended December 31, 2001. We expect that international sales will continue to account for a significant percentage of our net revenue in the foreseeable future. Because a substantial percentage of our revenues are derived from foreign customers, we face numerous risks associated with conducting international operations, any of which could negatively affect our financial performance and results of operations. These risks include the following:

•	we are subject to foreign regulatory requirements that may change without notice;

•	our expenses related to sales and marketing and research and development may increase;

•	we are subject to various export restrictions, and export licenses may not always be available;

•	we are subject to foreign tariffs and other trade barriers;

•	some of the foreign countries that we deal with suffer from political and economic instability;

•	some of the foreign currencies that we deal with fluctuate significantly and are subject to inflationary pressures;

•	we may have difficulty staffing and managing our foreign operations;

•	there is a tendency for international payment cycles to be longer than for our North American operations;

•	we may have difficulty collecting accounts receivable; and

•	we are subject to the Foreign Corrupt Practices Act, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations.

If we are unable to adequately protect our proprietary technology, our competitors may develop products substantially similar to our products and use similar technologies, which may result in the loss of customers.

         We rely on patent, copyright, trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements, to establish and protect the proprietary aspects of our products. Our efforts may result in only limited protection, and our competitors may develop, market and sell products substantially equivalent to our products, or utilize technologies similar to those used by us. If we are unable to adequately protect our proprietary technology, these third parties will be able to compete more effectively against us, which could result in the loss of customers and affect our business adversely.

Our products and other proprietary rights may infringe on the proprietary rights of third parties, which may expose us to litigation.

         Although we believe that our products do not infringe on any third party’s patents, we cannot be certain that we will not become involved in litigation involving patents or proprietary rights. Patent and proprietary rights litigation entails substantial legal and other costs, and we do not know if we will have the necessary financial resources to defend or prosecute our rights in connection with any litigation. Responding to, defending or bringing claims related to our intellectual property rights may require our management to redirect our human and monetary resources to address these claims.

Risks Related to the Industry

The markets in which we compete are highly competitive and subject to price erosion.

         The market for our products and services is highly competitive. Increased competition from manufacturers or distributors of products similar to or competitive with our products, or from service providers that provide services similar to our services, could result in price reductions, reduced margins and a loss of market share or could render our products obsolete.

         We expect to continue to experience significant and increasing levels of competition in the future. In many of our markets, traditional computer hardware manufacturing, communications and consulting companies provide the most significant competition. With respect to our POS products, we also compete with cash registers that provide built in POS capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers of POS terminals. We must also compete with smaller service providers that have been able to develop strong local or regional customer bases. Most of our competitors and potential competitors are more established, benefit from greater name recognition and have significantly greater resources than we do. Moreover, we have little or no proprietary barriers to entry that could keep our competitors from developing products or services and technology similar to ours or from selling competing products or services in our markets.

We are subject to industry and technology changes and are dependent on development and market acceptance of new products. If we are unable to adequately respond to these changes and to market demands in a timely manner, our business will not be successful.

         The industry in which we operate is characterized by rapid changes in technology and numerous new product introductions. Our success, particularly in this industry, depends to a large degree upon our continued ability to offer new products and enhancements to our existing products to meet changing market and industry requirements. The introduction of new products and technologies by third parties could have an adverse effect on the sales of our existing products and technologies. We cannot be certain of our ability to successfully:

•	identify, develop, or manufacture new products and technologies;

•	market or support these new products and technologies;

•	control delays in introducing new products;

•	gain market acceptance for the new products and technologies; or

•	respond to technological changes, new industry standards, and announcements of new products by competitors.

         Developing new products and technologies is a complex, uncertain process requiring innovation and accurate anticipation of technological and market trends. When changes to the product line are announced, we will be challenged to manage possible shortened life cycles for existing products, continue to sell existing products and prevent customers from returning existing products. Our inability to respond effectively to any of these challenges may have a material adverse effect on our business and financial success. We may suffer other business and financial losses if we are not successful in marketing new products and responding to industry changes and new product introductions or enhancements by our competitors.

We are subject to extensive industry standards and government regulations. Our failure to properly comply with these standards and regulations could adversely affect our production and sales.

         Our product sales are subject to a substantial and complex array of industry driven standards and governmental regulation, both domestic and foreign, including:

•	industry standards imposed by VISA, Mastercard, and others;

•	certification standards required for connection to some public telecommunications networks;

•	Federal Communications Commission regulations; and

•	Underwriters Laboratories’ regulations.

         Our failure to properly comply with these standards and regulations could result in lost product sales, significant costs associated with required remedial measures or production stoppages, any of which could have a material adverse effect on our financial condition and future prospects.

Risks Related to Our Common Stock

Certain of our existing stockholders have effective voting control over our affairs, which substantially limits your rights as a stockholder and may affect the market value of our stock.

         George Wallner, our Chairman and Chief Strategist, and his brother, Paul Wallner, together own 44.6% of our outstanding common stock. Accordingly, the Wallners have the ability to effectively control our affairs. They may be in a position to elect our Board of Directors, and approve or disapprove other matters submitted to a vote of our stockholders, including a merger, consolidation, or sale of assets. This voting control also may have the effect of delaying or preventing a change of control of Hypercom and may affect the price investors are willing to pay in the future for shares of our common stock.

Our stock price has been and may continue to be volatile. Your purchase of our stock will subject you to that volatility and to the risk of a substantial loss of your investment.

         The market price of our common stock has been, and is likely to continue to be, volatile. When we or our competitors announce new customer orders or services, change pricing policies, experience quarterly fluctuations in operating results, announce strategic relationships or acquisitions, change earnings estimates, experience government regulatory actions or suffer from generally adverse economic conditions, our stock price is often affected. Recently, companies similar to ours have experienced extreme price fluctuations, often for reasons unrelated to their performance.

We are subject to anti-takeover effects of certain charter and bylaw provisions and Delaware law.

         We have provisions in our certificate of incorporation and bylaws which:

•	make it more difficult for a third party to acquire control of us, and discourage a third party from attempting to acquire control of us;

•	may limit the price some investors are willing to pay for our common stock;

•	enable us to issue preferred stock without a vote of our stockholders or other stockholder action;

•	provide for a classified Board of Directors and regulate nominations for the Board of Directors;

•	make it more difficult for stockholders to take certain corporate actions; and

•	may delay or prevent a change of control.

         These and other provisions of our charter documents, as well as certain provisions of Delaware law, could delay or make more difficult certain types of transactions involving a change of control of Hypercom or our management. As a result, the price of our common stock may be adversely affected.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

         A substantial number of shares of our common stock will be available for future sale. Sales in the public market of a substantial number of shares of common stock, or the availability of such shares for sale, could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities.

We do not plan to pay any dividends on our common stock.

         We do not anticipate paying any dividends on, or repurchasing shares of, our common stock for the foreseeable future. Our credit agreements restrict our ability to pay cash dividends.

Risks Related to Our Indebtedness

         Our indebtedness and the restrictions imposed by the terms of our debt could adversely affect our financial health and our ability to respond to changes in our business.

         In August 2001, we entered into a new senior secured credit facility. As a result of the terms of this credit facility:

•	our vulnerability to adverse general economic conditions and competitive pressures is heightened;

•	we will be required to dedicate a portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•	we are and will continue to be governed by restrictive covenants that require us to maintain certain financial ratios and limit our ability to, among other things, borrow additional funds, make capital expenditures, pay dividends, make investments, purchase our stock, consummate asset sales or conduct mergers and acquisitions;

•	our flexibility in planning for, or reacting to, changes in our business and industry will be limited;

•	we are sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates; and

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

         We cannot assure you that our leverage and such restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, we cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us. Further, even if we were able to obtain additional financing, we may be required to use proceeds to repay a portion of our debt.

Our loan agreement contains restrictive and financial covenants and, if we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and the price of our common stock.

         Our senior secured credit facility and our other financing arrangements contain customary covenants that require us to maintain certain specified financial ratios and consolidated net worth and restrict our ability to make certain distributions with respect to our capital stock, prepay other debt, or undertake various other corporate activities. For example, our senior secured credit facility contains covenants that, subject to specified exceptions, prohibit us from:

•	incurring any additional indebtedness;

•	incurring or permitting to exist any additional liens on our assets;

•	engaging in a change of control transaction or other fundamental change, such as a merger, recapitalization or liquidation;

•	disposing of our assets, including equipment and inventory, outside the ordinary course of business;

•	prepaying or modifying the terms of our existing indebtedness, except in connection with a permitted refinancing;

•	redeeming, repurchasing or paying dividends or other distributions on our capital stock;

•	engaging in certain transactions with our affiliates;

•	failing to maintain specified levels of EBITDA and tangible net worth and ratios of senior debt and total debt to EBITDA; and

•	issuing or selling any prohibited preferred stock.

         If we are unable to comply with any of these covenants, we will be in default, which could cause cross-defaults under other loans or agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If we were required to obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance this debt. Even if new financing is made available to us, it may not be available on acceptable terms.

USE OF PROCEEDS

         All net proceeds from the sale of the common shares covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the common shares by the selling stockholders.

SELLING STOCKHOLDERS

         On March 22, 2002, we completed a private placement of 7,870,000 shares of our common stock to the selling stockholders named below. We agreed to register the resale of the shares of our common stock purchased in this private placement and bear the expenses incident to this registration. In connection with this agreement, we are registering for resale the shares of our common stock purchased by the selling stockholders in the private placement. The shares covered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.” The term “selling stockholders” includes donees, pledges, transferees or other successors in interest selling shares of common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

         In connection with this offering, we will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel, but the selling stockholders will pay any selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling stockholders, and certain affiliated parties against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The selling stockholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including certain liabilities under the Securities Act.

         The table below lists the selling stockholders and information regarding the beneficial ownership of our common stock by each of the selling stockholders. The amounts of shares set forth under “Shares Beneficially Owned Before Sale Under This Prospectus” and “Shares Offered By This Prospectus” are based on information obtained from the selling stockholders. Percentages are based upon 48,009,429 shares of our common stock outstanding as of April 15, 2002. The amounts and percentages under “Shares Beneficially Owned After Sale Under This Prospectus” assume that all shares registered on behalf of the selling stockholders will be sold prior to completion of this offering, and that the selling stockholders will not acquire any additional shares of our common stock prior to the completion of this offering.

         None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock.

	Shares Beneficially Owned			Shares Beneficially Owned
	Before Sale Under This			After Sale Under This
	Prospectus			Prospectus
			Shares
			Offered By
		Percentage	This		Percentage
Name of Selling Stockholder	Number	Ownership	Prospectus	Number	Ownership

Nations Small Company Fund, a series of Nations Fund, Inc.	1,088,700	2.27%	1,000,000	88,700	*

Jon D. Gruber & Linda W. Gruber	45,000	*	45,000	—	*

Gruber & McBaine International	65,000	*	65,000	—	*

Lagunitas Partners LP	190,000	*	190,000	—	*

Richard M. Dearnley	35,000	*	35,000	—	*

The O’Herron Foundation	30,000	*	30,000	—	*

Edward M. O’Herron Jr.	40,000	*	40,000	—	*

Margaret B. O’Herron Trust	30,000	*	30,000	—	*

Spinner Global Technology Fund Ltd.	100,000	*	100,000	—	*

Stonestreet Limited Partnership	80,000	*	80,000	—	*

Alpha Capital AG	120,000	*	120,000	—	*

Walden Management Corporation Pensions Trust FBO George S. Sarlo	40,000	*	40,000	—	*

Ascend Partners LP	68,460	*	68,460	—	*

Ascend Partners Sapient LP	99,660	*	99,660	—	*

Ascend Offshore Fund, Ltd.	431,880	*	431,880	—	*

Morton A. Cohen(1)	10,000	*	10,000	—	*

Clarion Offshore Fund, Ltd.	65,000	*	65,000	—	*

Dynamic Equity Hedge Fund	35,000	*	35,000	—	*

Daniel S. Martin	50,000	*	50,000	—	*

Protius Overseas Ltd.	100,000	*	100,000	—	*

C-B Partners LP	20,000	*	20,000	—	*

Hermes Partners, L.P.	180,000	*	180,000	—	*

Ultra Hermes Partners, L.P.	220,000	*	220,000	—	*

Cranshire Capital, L.P.	300,000	*	300,000	—	*

Stratford Partners, L.P.	100,000	*	100,000	—	*

Raydr Investments Limited	250,000	*	250,000	—	*

Steelhead Investments Ltd.	100,000	*	100,000	—	*

AIG DKR Soundshore Private Investors Holding Fund Ltd.	120,000	*	120,000	—	*

Precision Capital Partners LP	30,000	*	30,000	—	*

ZLP Master Technology Fund, Ltd.	200,000	*	200,000	—	*

ZLP Master Fund, Ltd.	200,000	*	200,000	—	*

Clarion Partners, L.P.	65,000	*	65,000	—	*

Pequot Capital Management, Inc.(2)	3,993,700	8.32%	2,000,000	1,993,700	4.15%

Kahn Capital Partners L.P.	400,000	*	400,000	—	*

Special Situations Cayman Fund, L.P.	200,000	*	200,000	—	*

Special Situations Private Equity Fund, L.P.	250,000	*	250,000	—	*

Special Situations Fund III, L.P.	600,000	*	600,000	—	*

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	“Shares Beneficially Owned Before Sale Under This Prospectus” and “Shares Offered By This Prospectus” for Morton A. Cohen do not include 165,000 shares that Mr. Cohen may be deemed to beneficially own by virtue of his status as Investment Manager of Clarion Partners, L.P., Clarion Offshore Fund, Ltd., and Dynamic Equity Hedge Fund. Mr. Cohen expressly disclaims beneficial ownership of the shares held of record by Clarion Partners, L.P., Clarion Offshore Fund, Ltd., and Dynamic Equity Hedge Fund.

(2)	“Shares Beneficially Owned Before Sale Under This Prospectus” and “Shares Offered By This Prospectus” for Pequot Capital Management, Inc. include 711,800 shares held of record by Pequot Partners Fund, L.P., 398,000 shares held of record by Pequot Endowment Fund, L.P. and 890,200 shares held of record Pequot International Fund, Inc., each of which are managed by Pequot Capital Management, Inc. Pequot Capital Management, Inc. holds voting and dispositive power for all shares held of record by Pequot Partners Fund, L.P., Pequot Endowment Fund, L.P. and Pequot International Fund, Inc. In addition, “Shares Beneficially Owned Before Sale Under This Prospectus” and “Shares Beneficially Owned After Sale Under This Prospectus” for Pequot Capital Management, Inc. include 1,993,700 shares beneficially owned by Pequot Capital Management, Inc. that are not covered by this prospectus.

PLAN OF DISTRIBUTION

         The shares of common stock covered by this prospectus may be sold from time to time directly by the selling stockholders or, alternatively, through underwriters, broker-dealers or agents who may receive discounts, concessions or commissions from the selling stockholders or the purchasers of such shares. The shares covered by this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices relating to the prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the Registered Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

         In connection with sales of shares covered by this prospectus or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell the common stock short and deliver shares of common stock to close out such short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

         The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction). The selling stockholders may also pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect the transaction).

         Information as to whether any underwriter that the selling stockholders may select, or any other broker-dealer, is acting as principal or agent for the selling stockholders, the compensation to be received by any underwriter that the selling stockholders may select or by any broker-dealer acting as principal or agent for the selling stockholders, and the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares covered by this prospectus may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

         We have advised the selling stockholders that, during such time as they may be engaged in a distribution of the shares covered by this prospectus, they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

         We will not receive any of the proceeds from the selling stockholders’ sale of their common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus, including documents incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, projections regarding demand for our products and the replacement cycle for our existing products and the POS industry in general, the adequacy of our current facilities to meet our operational needs, the sufficiency of loss reserves for Golden Eagle’s loan portfolio and market acceptance of and improved margins on our ePic products, as well as assumptions related to the foregoing. In addition, we may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. Such statements may include, but not be limited to, projections of revenues, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of inflation and plans relating to our products or services, as well as assumptions relating to the foregoing.

         The words “believe,” “expect,” “anticipate,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying our forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” as well as statements incorporated by reference herein that are included in “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of our Annual Report on Form 10-K for the year ended December 31, 2001, each of which is incorporated by reference herein, describe factors, among others, that could contribute to or cause such differences.

LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon by Snell & Wilmer L.L.P., Phoenix, Arizona.

EXPERTS

         The consolidated financial statements of Hypercom Corporation appearing in Hypercom Corporation’s Annual Report (Form 10-K) at December 31, 2001 and December 31, 2000, and for the years ended December 31, 2001 and December 31, 2000 and the six month period ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements for the year ended June 30, 1999 incorporated in this prospectus by reference to Hypercom Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC’s rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any report, document or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you on the SEC’s website (http://www.sec.gov).

         Our common stock is listed on the New York Stock Exchange and similar information can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, 17th Floor, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

2.	Our Current Reports on Form 8-K filed on February 14, 2002, February 19, 2002, and March 27, 2002;

3.	The description of our common stock contained in our registration statement on Form 8-A, filed on October 22, 1997; and

4.	All of our filings pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

         You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at the following address or telephone number:

Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85052
Attention: Secretary
(602) 504-5000